
RECEIVED
2010 SEP -1 P 1:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


Apollo
HOSPITALS
TOUCHING LIVES

16th August 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL


10016263

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th June 2010

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

Please note that, by oversight it has been mentioned the compliance officer name as Mr.S.K.Venkataraman instead of Mr. S.M. Krishnan in the Secretarial Audit Report for the quarter ended 30th June 2010, submitted to you vide our letter dated 13th July 2010 and request you to ignore the said report.

Please find enclosed the revised secretarial audit report for the quarter ended 30th June 2010 and request you to take on record.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

for L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

dlw 9/1

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL.B., A.C.S.
Practising Company Secretaries

July 7, 2010

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th June 2010

Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 30th June 2010.

Thanking You,

Yours faithfully,

For M/s. **Lakshmmi Subramanian & Associates**

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT

1 For Quarter Ended	**30th June 2010**
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	6,17,84,859	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	6,17,84,859	
National Stock Exchange Ltd	6,17,84,859	
12 Held in dematerialized form in CDSL	49,52,334	8.02%
13 Held in dematerialized form in NSDL	5,24,87,097	84.95%
14 Physical	43,45,428	7.03%
15 Total No. of shares (12+13+14)	6,17,84,859	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Not applicable	

LAKSHMMI SUBRAMANIAN. B.Com., F.C.S
CP No. 108?


SUBRAMANIAN & ASSOCIATES
CHENNAI

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	---	Nil	--			

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated up to which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 20 above in the current quarter? If not, reason why?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	---------	Nil	------------
Pending for more than 21 days	---------	Nil	------------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.M. Krishnan General Manager Project Finance and Company Secretary Ph: 044-28293387

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: & Fax: 28292272-73

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

-------------- Nil -------------------------

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

LAKSHMMI SUBRAMANIAN & ASSOCIATES PCS CHENNAI


Apollo
HOSPITALS
TOUCHING LIVES

12th August 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Board Decisions

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letters dated 28th July and 9th August 2010, the Board of Directors at its meeting held on 12th August 2010 has taken the following decisions.

(i) Approved the Unaudited financial results for the quarter ended 30th June 2010 as per annexure enclosed. Copy of the Limited Review Report on the above results submitted by the Statutory Auditors of the Company is also enclosed.

(ii) Fixed "3rd September 2010" as the Record Date, for determining the eligible shareholders to receive 2 sub-divided equity shares of face value of Rs.5/- each in the place of each existing equity share of face value of Rs.10/- each.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.M. KRISHNAN
GENERAL MANAGER – PROJECT FINANCE
AND COMPANY SECRETARY

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited (Provisional) Financial Results for the Quarter Ended 30th June 2010

(Rs.in Lakhs)

Sno	Particulars	Quarter Ended		Year Ended
		Unaudited		Audited
		30.06.2010	30.06.2009	31.03.2010
1	(a)Income from Services	52329	40595	182578
	(b) Other Operating Income	-	-	-
	Total Income (a+b)	**52329**	**40595**	**182578**
2	**Expenditure**			
	(a) Increase/Decrease in Stock in trade and work in progress	(678)	(489)	(1739)
	(b) Material consumption	16114	13163	56964
	(c) Purchase of traded goods	11797	8433	39819
	(d) Employees Cost	7863	6315	28638
	(e) Depreciation	1633	1306	5431
	(f) Other expenditure	1332	1247	4436
	(g) General Administrative Expenses	6403	4786	24653
	(h) Selling and Distribution Expenses	665	377	1681
	Total Expenditure	**45130**	**35138**	**159883**
3	Profit from Operations before Other Income,Interest & Exceptional items (1 - 2)	**7199**	**5457**	**22695**
4	Other Income **	360	1468	3297
5	Profit before Interest & Exceptional items (3 + 4)	**7559**	**6925**	**25992**
6	Interest #	1573	833	3775
7	Profit after Interest but before Exceptional items (5 - 6)	**5986**	**6092**	**22217**
8	Exceptional items	-	-	-
9	Profit(+)/loss(-) from ordinary activities before tax(7+8)	**5986**	**6092**	**22217**
10	Provision for Taxation			
	Current	1915	1498	5771
	Deferred	144	114	1249
11	**Net Profit (+) / Loss (-) from Ordinary Activities after tax (9 - 10)**	**3927**	**4480**	**15197**
12	Extraordinary item (net of tax expense)	-	-	-
13	**Net Profit (+) / Loss (-) for the period (11 - 12)**	**3927**	**4480**	**15197**
14	Paid-up equity share capital (Face value Rs.10/- per share)	6178	6178	6178
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year			148000
16	Earnings Per Share (EPS) for the period, for the year to date, and for previous year.			
	a) Before Extraordinary Item			
	Basic	*6.36	*7.28	24.62
	Diluted	*6.21	*7.25	24.52
	b) After Extraordinary Item			
	Basic	*6.36	*7.28	24.62
	Diluted	*6.21	*7.25	24.52
17	Public Shareholding			
	(a) Number of Shares	36,508,440	36,393,022	36,397,940
	(b) Percentage of Shareholding	59.09%	58.90%	58.91%
18	Promoters and Promoter Group Shareholding			
	a) Pledged/Encumbered			
	No. of Shares	13,470,086	14,510,086	13,030,086
	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	65.00%	70.08%	62.87%
	Percentage of shares (as a % of the total share capital of the company)	21.80%	23.48%	21.09%
	b) Non-Encumbered			
	No. of Shares	7,253,833	6,193,951	7,693,833
	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	35.00%	29.92%	37.13%
	Percentage of shares (as a % of the total share capital of the company)	11.74%	10.03%	12.45%

* Not Annualised

** Consequent to redemption of mutual funds, dividend income and profit on sale of units have come down from Rs.1468 lakhs to Rs.360 lakhs

\# a) includes Rs. 20 million of forex loss due to restatement of FCCB at 30th June exchange rates.

b) includes full revenue impact of interest consequent to commissioning of new hospital projects at Chennai, Madurai & Bhubaneswar.

For APOLLO HOSPITALS ENTERPRISE LTD.

SUNEETA REDDY
Executive Director-Finance

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter Ended 30th June 2010

(Rs. In Lakhs)

Particulars	Quarter Ended		Year Ended
	Unaudited		Audited
	30.06.2010	30.06.2009	31.03.2010
1.Segment Revenue (Net Sales / Income from each segment)			
a) Healthcare Services	38363	30634	134154
b) Pharmacy	13967	9966	48463
c) Others	360	1468	3297
TOTAL	52690	42068	185914
Less : Intersegmental Revenue	1	5	39
Net Sales / Income from Operations	52689	42063	185875
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)			
a) Healthcare Services	7659	6057	24272
b) Pharmacy	(459)	(600)	(1577)
c) Others	360	1468	3297
TOTAL	7559	6925	25992
Less : (i)Interest	1573	833	3775
(ii)Other un-allocable expenditure net off un-allocable income	-	-	-
Total Profit Before Tax	5986	6092	22217
3. Capital Employed (Segment Assets-Segment Liabilities)			
a) Healthcare Services	176365	136509	180670
b) Pharmacy	19020	15900	18113
c) Others	35158	41181	24392
TOTAL	230543	193590	223175
Healthcare Services - ROCE (Annualised)	17.37%	17.75%	13.43%

Notes :

1. The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 12th August 2010. Limited Review of these results as required under Clause 41 of the Listing Agreement has been carried out by the Statutory Auditors
2. During the quarter, the company has allotted 15.44 lakhs warrants on a preferential basis to Dr. Prathap C Reddy, one of the promoters of the company with each warrant converitble into one equity share of Rs. 10/- each at a price of Rs. 771.76 per share (including premium of Rs.761.76 per share)
3. Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th June 2010

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 31st March 2010	Recd during the quarter	Disposed off during the quarter	lying unresolved as on 30th June 2010
Nil	10	10	Nil

4. Previous quarter/period's figures have been regrouped / rearranged.

Place : Chennai
Date : 12th August 2010

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED
DR. PRATHAP C REDDY
Executive Chairman

For APOLLO HOSPITALS ENTERPRISE LTD.
SUNEETA REDDY
Executive Director-Finance

C.N. RAMACHANDRAN
B.Com., F.C.A., A.T.I.I. (Lond.)
V.C. KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A.
R.M. NARAYANAN
M.Com., F.C.A. P.G.D.M.
CHELLA K. RAGHAVENDRAN
B.Com., F.C.A., D.I.S.A. (I.C.A.)

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17, Bishop Wallers Avenue (West),
Mylapore, Chennai - 600 004.

BRANCHES :
27/34, 2nd Floor, Nandidurg Road, Jayamahal Extension,
Bangalore - 560 046. Tel. : 91-80-23530535

50, Fifty Feet Road, Krishnaswamy Nagar,
Ramanathapuram, Coimbatore - 641045. Tel : 94-422-4367065

Tel. : 91-44-24991147
24994423
24994510
Fax : 91-44-24994510
Grams : BROWNTIC
E-mail : sviswa@eth.net
Website : www.sviswanathan.com

To
Board of Directors of Apollo Hospitals Enterprise Limited

We have reviewed the accompanying statement of unaudited financial results of Apollo Hospitals Enterprise Limited for the quarter ended on June30, 2010 except for the disclosures regarding 'Public Shareholding' and 'Promoter and Promoter Group Shareholding' which have been traced from disclosures made by the management and have not been audited by us. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors/ committee of Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, *Engagements to Review Financial Statements* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

17, Bishop Wallers Avenue (West),
CIT Colony, Mylapore,
Chennai - 600 004.

For **M/s. S. VISWANATHAN**
Chartered Accountants
Firm Registration No: 004770S

12/08/10

Place : Chennai
Date : 12.08.10

V.C. KRISHNAN
Partner
Membership No.: 22167